

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2021

Frank I. Igwealor
Chairman and Chief Executive Officer
GiveMePower Corporation
370 Amapola Ave., Suite 200-A
Torrance, CA 90501

> **Re: GiveMePower Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 23, 2021**
> **File No. 333-252208**

Dear Mr. Igwealor:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 11, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We note you entered into a letter of intent on March 3, 2021 for the acquisition of BitCentro Mining Inc. Please tell us whether you believe the acquisition is probable. Your response should address the following:
   • Explain whether you believe your filing includes adequate information for investors to make an informed investment decision without the financial statements of BitCentro Mining Inc.
   • Confirm whether you transferred $500,000 to escrow upon signing the letter of intent and explain to us whether that amount is refundable.
   • Tell us whether any of the conditions precedent in paragraph 4 of the letter of intent

have been satisfied as of the date of your response, and if not, when you expect them to be satisfied.

- Confirm our understanding that upon signing a definitive purchase agreement you will close on the acquisition of a 75% interest in BitCentro Mining Inc.
- Provide us with your significance tests in accordance with Rule 8-04 of Regulation S-X.

2. We note your response to comment 1 and that you have identified more than six additional financial services businesses. We view the names of the acquisition targets you intend to acquire as material information for investors in the offering and required to be disclosed in order to provide the necessary information upon which to make an investment decision. Accordingly, please revise your disclosure to identify the names of your acquisition targets.

Cover Page

3. Please disclose that you are not a special purpose acquisition company and that investors will not be entitled to protections normally afforded to investors in special purpose acquisition company offerings. In this regard, add risk factor disclosure that addresses the risks to investors because you are not a special purpose acquisition company.

Securities Ownership of Certain Beneficial Owners and Management, page 221

4. We note your response to comment 5; however, we do not see the addresses of the entities and individuals. Please revise or advise. See Item 403 of Regulation S-K.

Exhibits

5. We note your response to comment 7. Your exhibit appears to be a loan application from the SBA website. Please file your July 3, 2020 loan as an exhibit. See Item 601(b)(10) of Regulation S-K.

6. We note that you have filed the asset purchase agreement for YCO Bitcoin and the cancellation of the purchase agreement. Please refile the cancellation agreement as the exhibit is unreadable. In this regard, please update your exhibit list and provide the required hyperlinks. See Item 601(a)(2) of Regulation S-K.

Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jonathan Burr at 202-551-5833 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Frank I Igwealor